Filed Pursuant to Rule 424(b)(3)

File Number 333-173514; 333-165975; 333-158745; 333-150885

Supplement No. 10

(To prospectus dated April 27, 2011)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 10 supplements and amends the prospectus dated April 27, 2011, as supplemented and amended by prospectus supplement No. 1 dated May 13, 2011, prospectus supplement No. 2 dated May 31, 2011, prospectus supplement No. 3 dated July 8, 2011, prospectus supplement No. 4 dated August 11, 2011, prospectus supplement No. 5 dated August 15, 2011, prospectus supplement No. 6 dated October 6, 2011, prospectus supplement No. 7 dated October 18, 2011, prospectus supplement No. 8 dated November 14, 2011 and prospectus supplement No. 9 dated November 17, 2011 (the “Prospectus”).  This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On November 29, 2011, NCO Group, Inc. filed with the Securities and Exchange Commission a current report on form 8-K which included the attached information.

The date of this prospectus supplement is November 29, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 29, 2011

NCO Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-173514; 333-165975; 333-150885; 333-158745	02-0786880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Prudential Road, Horsham, Pennsylvania	19044
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (215) 441-3000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 — Other Events

As previously disclosed, APAC Customer Services, Inc. (referred to as “APAC”), a leading international provider of outsourced services and solutions, was acquired by One Equity Partners (referred to as “OEP”), the majority stockholder of NCO Group, Inc. (referred to as “us”, “our” or the “Company”), on October 14, 2011.  OEP has informed us that it funded such acquisition with $300 million of equity and a $159 million bridge loan.  At such time, OEP had further informed us that OEP intended to seek to combine APAC with the Company to build market leadership in business process outsourcing and customer care solutions (referred to as the “Combination”).  The Combination is subject to board approval and obtaining new debt financing, and the terms of any such Combination have not been finalized.  There can be no assurance that the Combination will be completed or if completed, the terms or timing of any the Combination.  If the Combination occurs, the Company’s management has targeted approximately $30 million of annualized cost savings anticipated to be achieved after the completion of the Combination.  Further, OEP has informed us that, if the Combination occurs, it has committed to keep the $300 million of equity funded by OEP in connection with the APAC acquisition invested in the combined business.  As part of the Combination, the Company anticipates changing its name to Expert Global Solutions, Inc.

The Company is currently seeking to obtain debt financing to refinance substantially all of its outstanding indebtedness, consisting of a new credit facility (comprised of a revolving credit line of approximately $120 million (under which it is currently anticipated that no significant amounts will be drawn at the time of the refinancing closing), and a term loan of approximately $750 million) and the issuance of new senior unsecured notes having a principal amount of approximately $300 million. Proceeds from the new borrowings would be used to repay substantially all of NCO’s and APAC’s existing debt (which includes the $159 million bridge loan from OEP to APAC), and related fees and expenses.  Such debt financing is subject, among other things, to the completion of the Combination described above and board approval.   There can be no assurance that such new debt financing will be available on terms acceptable to the Company, or at all.

Furthermore, there can be no assurance that the Company can successfully refinance its outstanding indebtedness, that it can realize the anticipated cost savings or that the Combination will be consummated.

In addition, these additional borrowings and liabilities may have a materially adverse effect on our liquidity and capital resources. Completing any such refinancing and Combination involves a number of risks, including diverting management’s attention from our daily operations, the use of additional management, operational and financial resources, system conversions, and the inability to maintain key pre-Combination relationships with customers, suppliers and employees. If the Combination occurs, we might not be able to successfully integrate the Combination into our business or operate the combined businesses profitably, and we may be subject to unanticipated problems and liabilities of APAC.

Certain statements in this current report, including, without limitation, statements as to a potential combination with APAC, statements as to the new debt structure, statements as to expected expense synergies,  statements as to the Company’s or management’s beliefs, expectations or opinions, and all other statements in this press release, other than historical facts, are forward-looking statements, as such term is defined in the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are subject to risks and uncertainties, are subject to change at any time and may be affected by various factors that may cause actual results to differ materially from the expected or planned results. In addition to the factors discussed above, certain other factors, including without limitation, risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2010, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements. The Company disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCO GROUP, INC.

Date: November 29, 2011	By:	/s/ Joshua Gindin
	Name:	Joshua Gindin
	Title:	Executive Vice President and General Counsel

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